Exhibit 99.1

AMTD International Inc.

Announces Appointment of Independent Director

HONG KONG, June 18, 2020 — AMTD International Inc. (“AMTD International” or “the Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, has announced the appointment of Prof. Annie Koh as an independent director to the Company, effective from June 17, 2020. Prof. Annie Koh will also serve as a member of the board’s nomination and corporate governance committee and chair the newly established strategic planning and development committee. Upon the appointment of Prof. Annie Koh, the board of directors of the Company will consist of seven members: Mr. Calvin Choi, Mr. Marcellus Wong, Mr. Andrew Chiu, Mr. Raymond Yung, Mr. Yu Gao, Dr. Feridun Hamdullahpur, and Prof. Annie Koh.

Calvin Choi, Chairman and Chief Executive Officer of AMTD International, said, “We are thrilled to have Prof. Koh join our board. Prof. Koh will bring in rich experience and knowledge in the ASEAN markets to help accelerate our ASEAN strategy. We also look forward to Prof. Koh’s insights in cultivating young people, family entrepreneurs, financial regulation and ESG to further strengthen AMTD’s SpiderNet ecosystem to empower the best ideas and talents.”

Prof. Koh is a renowned conference speaker, panel moderator, and commentator. Prof. Koh is a vice president of business development, V3 group professor of family entrepreneurship, and professor of finance (practice) at the Singapore Management University (SMU). She is also the academic director for two university-level institutes– the Business Families Institute and International Trading Institute. Her previous portfolios at SMU included positions as Associate Dean, Lee Kong Chian School of Business and Dean, office of executive and professional education.

Prof. Koh is a member of the World Economic Forum Global Future Council on New Education and Work Agenda. In addition, she chairs the finance and investment committee of GovTech Singapore board, and the Asian Bond Fund 2 supervisory committee of the Monetary Authority of Singapore. She has been appointed as a board member of Singapore’s Central Provident Fund since 2014 and serves on the HR transformation advisory panel and chairs the TAFEP Awards. In 2019, Prof. Koh was appointed as a member of customs advisory council and advises a number of startup firms. Prof. Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016, respectively, and the Adult Education Prism Award in 2017 for her contributions to the education and public sectors. Prof. Koh is currently also a board member of Keppel Prime US REIT and Prudential Assurance Company Singapore Pte Ltd. Prof. Koh received a Ph.D. degree in International Finance with Fulbright scholarship from Stern School of Business, New York University in 1988.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.